U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5

OMB APPROVAL
OMB Number:  3235-0287
Expires:  September 30, 1998
Estimated average burden hours per response:  1.0

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[   ] Check here if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

[   ] Form 3 Holdings Reported

[   ] Form 4 Transactions Reported

1. Name and Address of Reporting Person*
   Last, First, Middle:  O'Reilly, Lawrence P.
   Street: 233 South Patterson
   City, State, Zip:  Springfield, MO  65802
2. Issuer Name and Ticker or Trading Symbol:  O'Reilly Automotive, Inc.  (ORLY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year:  1998
5. If Amendment, date of original, month/year:
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X ] Director     [  ] 10% Owner
   [X ] Officer (give title below)     [  ] Other(specify below)
   Officer Title:  Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X ] Form filed by One Reporting Person
   [  ] Form filed by More than One Reporting Person

*  If the form is  filed by more  than one  reporting  person,  see  Instruction
   4(b)(v).

TABLE I --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned

                                                      4.
                                                      Securities Acquired (A)      5.               6.
                                       3.             Disposed of (D)              Amount of        Ownership    7.
                                       Transaction    (Instr. 3, 4 and 5)          Securities       Form:        Nature of
                        2.             Code           ---------------------------- Beneficially     Direct (D)   Indirect
1.                      Transaction    (Instr. 8)                     (A)          Owned at         or Indirect  Beneficial
Title of Security       Date                            Amount        or    Price  End of Year      (I)          Ownership
(Instr. 3)              (mm/dd/yy)                                    (D)          (Instr. 3 and 4) (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            7/7/98          G               353           D     35.406                   D


------------------------------------------------------------------------------------------------------------------------------------
Common Stock            11/30/98        G               231           D     45.375                   D


------------------------------------------------------------------------------------------------------------------------------------
Common Stock            12/01/98        G               1,639         D     44.000 686,285           D


------------------------------------------------------------------------------------------------------------------------------------
Common Stock            12/01/98        Z               371,595       D     44.000 743,189           I           As trustee for
                                                                                                                 reporting person's
                                                                                                                  chldren
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                       96,632            I           As custodian for
                                                                                                                  reporting person's
                                                                                                                  minor children
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                       247,845           I           Spouse

------------------------------------------------------------------------------------------------------------------------------------
Common Stock            12-31-98**       I                                         2,217             I           401(k) plan

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

** Transaction listed represents the cumulative shares added, per payroll withholding and employer contribution amounts, to the employee's 401(k) throughout the year. The share price for each contribution varies depending upon the date of the employee's semi-weekly payroll withholding.
(over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


------------------------------------------------------------------------------------------------------------------------------------
1.            2.       3.       4.        5.             6.               7.               8.       9.        10.        11.
Title of      Conver-  Trans-   Trans-    Number of      Date             Title and Amount Price    Number    Owner-     Nature
Derivative    sion or  action   action    Derivative     Exercisable and  of Underlying    of       of deriv- ship       of
Security      Exer-    Date     Code      Securities     Expiration       Securities       Deriv-   ative     Form of    Indirect
(Instr. 3)    cise              (Instr.   Acquired (A)   Date             (Instr. 3 and 4) ative    Secur-    Deriv-     Benefi-
              Price    (Month/  8)        or Disposed                     ---------------- Secur-   ities     ative      cial
              of       Day/               of (D)         (Month/Day/Year) Title    Amount  ity      Bene-     Security:  Owner-
              Deriv-   Year)              (Instr. 3,                               or      (Instr.  ficially  Direct     ship
              ative                       4, and 5)      Date     Expira-          Number  5)       Owned     (D) or     (Instr.4)
              Secur-                      -------------  Exer-    tion             of               at End    Indirect
              ity                          (A)    (D)    cisable  Date             Shares           of Year   (I)
                                                                                                    (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock
options with
tandem with-
holding                                                                   Common
rights        $13.125                                     4/22/95  4/22/99 Stock   100,000          100,000    D
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock
options with
tandem with-
holding                                                                   Common
rights        $16.500                                     2/06/98  2/05/02 Stock    40,000           40,000    D
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock
options with
tandem with-
holding                                                                   Common
rights        $24.50                                    12/01/98* 12/01/07 Stock    30,000           30,000    D
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

All share ending balances have been adjusted to reflect a 100% stock dividend in the form of a stock split. Payment date on the dividend was August 31, 1997.

*The derivative security disclosed in Table II above is 25% exercisable 12/01/98; 50% exercisable 12/01/99; 75% exercisable 12/01/00; and 100%
exercisable 12/01/01.


/s/ Lawrence P. O'Reilly                        2/16/99
-----------------------------------------------------------
**Signature of Reporting Person                  Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
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